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                                                                   Exhibit 23(b)


The Board of Directors
Prime Bancorp, Inc.:


We consent to the incorporation by reference and to the reference to our firm under the heading "Experts" in the Registration Statement (Form S-4 Amendment No. 2) of Summit Bancorp of our report dated January 16, 1998, relating to the consolidated statement of financial condition of Prime Bancorp, Inc. and subsidiaries as of December 31, 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each year in the two-year period ended December 31, 1997, which report appears in the 1998 annual report of Prime Bancorp, Inc. filed on Form 10-K.

/s/ KPMG LLP
Philadelphia, PA
June 18, 1999